


Broad

2009 A

Cover: With technicians across the U.S., Broadwind is a leading independent services provider to the U.S. wind industry.


BELO

Did you know

40%

40% of power that the City of Dallas sources is renewable energy—mostly from wind energy. Broadwind's state-of-the-art wind turbine structural tower plant and wind turbine refurbishment facilities are about 3 hours away in Abilene, Texas.

Sources: EPA Green Power Partnership; Company Filings

Broadwind Financial Highlights

In thousands (except per share and employee data)	2009	2008	2007
Revenue	$ 197,830	$ 217,321	$ 29,804
Net loss	$ (110,119)	$ (25,285)	$ (3,362)
Net loss per share	$ (1.14)	$ (0.28)	$ (0.07)
Adjusted EBITDA	$ 1,558	$ 4,327	$ 103
Cash and cash equivalents	$ 4,829	$ 15,253	$ 5,782
Total assets	$ 230,036	$ 379,748	$ 205,818
Total liabilities	$ 74,441	$ 117,592	$ 81,282
Stockholders equity	$ 155,595	$ 262,156	$ 124,536
Net cash provided by (used in) operating activities	$ 1,987	$ (2,359)	$ 521
Number of shares issued and outstanding at year-end	96,701	96,470	76,261
Number of employees	690	1,127	585

Megawatt Data

	2009	2008	2007
Wind turbine towers	493	380	167
Wind turbine gearing systems	932	1,493	232*

* post October 2007 acquisition



Products

WIND TURBINE TOWERS



- A leading steel wind tower manufacturer in North America
- 1,500 MW of annual capacity*

Locations: Abilene, TX
Brandon, SD, Manitowoc, WI

* pending fully operational plant in Brandon, SD

GEARING SYSTEMS



- Leading North American precision gearing system manufacturer for the wind industry and other industrial customers
- 4,000 MW of annual capacity

Locations: Cicero, IL
Pittsburgh, PA

Services

TECHNICAL AND ENGINEERING SERVICES


EMS

- A leading independent services provider to the U.S. wind industry
- Technicians across the U.S.

Primary Locations: Abilene, TX
Gary, SD, Howard, SD,
Tehachapi, CA

LOGISTICS



- Scalable, specialized heavy haul trailer fleet
- 500 MW of annual hauling capacity

Location: Clintonville, WI

Percent of 2009 Total Revenue



47%

Towers Segment	2009	2008
Revenue	$ 93.3	$ 72.6
Operating Income (Loss)	($ 0.5)	5.8

Percent of 2009 Total Revenue



32%

Gearing Segment	2009	2008
Revenue	$ 64.5	$ 104.6
Operating Loss	($ 97.1)	($ 6.6)

Percent of 2009 Total Revenue



14%

Technical and Engineering Services Segment	2009	2008
Revenue	$ 27.6	$ 31.2
Operating Loss	($ 0.6)	($ 1.8)

Percent of 2009 Total Revenue



7%

Logistics Segment	2009	2008
Revenue	$ 13.3	$ 10.3
Operating Income (Loss)	($ 3.4)	$ 0.1

Dear Stockholders, Customers and Employees,

Broadwind remains well-positioned to capture the expected upswing in U.S. wind markets



J. Cameron Drecoll
Chief Executive Officer

It was a challenging year for the wind energy industry and Broadwind was not immune from its effects. With reduced investment capital available to fund new wind farm developments, demand for our products and services was lower and projects were delayed. Our core customers—some of the largest wind turbine manufacturers currently selling into the U.S.—reduced their product inventories, which affected demand for our products in 2009. As a result, Broadwind's revenues declined by about 9% to $197.8 million, from 2008.

As a result of the economic challenges that we and our core customers faced in 2009, we determined that certain of our goodwill and intangible assets were impaired and we recorded a charge of $82.2 million during the fourth quarter of the year. Excluding this charge, our net loss totaled $27.9 million or $0.29 per share, about the same as 2008.

The current downturn aside, industry analysts anticipate that annual installed U.S. wind capacity will increase at an average compound annual growth rate of more than 20% between 2009 and 2012. We achieved a number of significant milestones during 2009, which we believe will position Broadwind favorably for future growth and improved profitability as markets recover.

- Our annual wind tower capacity will be more than doubled to 1,500 megawatts (MW), through the start-up of a new state-of-the-art wind tower manufacturing plant in Abilene, Texas in early 2009, and completion of construction of a like plant in Brandon, South Dakota in early 2010. These plants are designed to produce towers for the new generation of larger turbines, which uniquely positions Broadwind in this space.

- In March, Broadwind's common stock was approved for listing on the NASDAQ Global Select Market, and in April it commenced trading on NASDAQ under the ticker symbol "BWEN".

- We have continued to expand our customer base, and reduced customer concentration from the prior year. In 2009, six customers accounted for approximately 75% of total revenue, up from four customers in 2008. We currently have commercial relationships with customers accounting for more than 97% of all wind turbine assembly in the U.S. market.

- Aggressive cost-reduction initiatives have reduced full year selling, general and administrative expenses by $7.7 million. We anticipate that these permanent structural changes will continue to improve our bottom line into the future.

- Early in 2010, we significantly improved our liquidity position through a public equity offering of 10 million shares of common stock. We received $53.9 million of net proceeds, which we used to repay $19.1 million of outstanding debt and to increase cash balances. This cash is now available to fund working capital growth and to support key capital investments.

20%

Did you know
The U.S. hopes to obtain at least 20% of its electricity from wind by the year 2024.
Source: U.S. Department of Energy

We realigned and enhanced our experienced management team to meet evolving customer demands. We have established business relationships with several new entrants into the U.S. wind energy market that will further diversify our customer base as the market returns. To advance these business development, international and technology efforts, we realigned our senior management team in June. The new management structure provides the framework for pursuing international business opportunities. In turn, we are better able to serve our customers, enhance our supply chain and develop additional synergies among our business units. Lars Moller, previously chief operations officer, was named president of technology and international. Lars is leading Broadwind's technology and international expansion, along with managing key customer and other third-party relationships.

We continue to strengthen our financial management processes. In August, Stephanie Kushner joined Broadwind as chief financial officer. With more than 30 years of accounting and finance experience, Stephanie is providing valuable expertise in support of our growth strategy and most recently led the successful completion of our public offering of stock.

10,000
MW

Did you know
About 10,000 MW of new wind generating capacity was added in the U.S. in 2009.
Source: AWEA

What's next for Broadwind? Historically, we have directed our efforts at growing revenues aggressively, both organically and through acquisitions. Moving forward we plan to concentrate Broadwind's resources on a number of initiatives that we expect will improve our financial performance. With the expected rebound in the U.S. wind market, we intend to increase capacity utilization in our towers & gearing segments—to realize the value of the significant capital investments we've already made in Broadwind. We also plan to invest in new equipment that will support the expansion of our high growth Precision Repair and Engineering (PRE) services business to take advantage of the aging wind turbine fleet in North America. Finally, we will establish a sales office in Europe, where many of our turbine original equipment manufacturer customers are based.

While the global financial downturn continues to impact the wind industry and Broadwind, we believe that Broadwind is well-positioned to execute on the towering opportunities in the U.S. wind market. The U.S. wind energy industry closed 2009 with only 2.8 gigawatts under construction, down 30% from the beginning of 2008, so we believe new starts will likely remain sluggish in the first half of this year. However, in these early months of 2010, we have seen an increase in quotations and orders and we are actively pursuing new contracts. Broadwind expects to regain traction in the second half of 2010, and looks to exit the year positioned for strength in 2011.

Thank you for your continued support of Broadwind. I look forward to updating you on our progress throughout 2010.

Sincerely,



J. Cameron Drecoll
Chief Executive Officer
April 1, 2010



Did you know

1,500 MW

Broadwind is a leading producer of new 2 MW+ wind turbine towers in North America, offering the wind energy industry more than 1,500 MW of annual capacity.*

* pending fully operational plant in Brandon, SD

Investor Information

Additional Investor Information

For 10-Ks, 10-Qs and other financial information, please visit broadwindenergy.com/investors.

Annual Meeting of Stockholders

7:30 a.m., Wednesday,
May 5, 2010
Hotel Arista
2139 CityGate Lane
Naperville, IL 60563

Quarterly Conference Calls

Quarterly earnings press releases will be followed by an investor conference call after the end of each fiscal quarter.

Transfer Agent

Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075
Toll Free: +1.800.468.9716
Direct: +1.651.450.4064
www.wellsfargo.com

Stock Trading Information

Broadwind Energy is traded in the United States under the NASDAQ symbol BWEN, and is part of the Russell 2000 Index and the NASDAQ Clean Edge Green Energy Index.

Contacting Directors

Contact any committee, director or group of directors confidentially by writing:

Secretary
Broadwind Energy, Inc.
47 East Chicago Avenue, Suite 332
Naperville, IL 60540

Contacting Investor Relations

Contact John Segvich at investor@broadwindenergy.com or +1.630.637.0315.

Trademarks

Trademarks used in this annual report are the property of Broadwind Energy, Inc., or one of its subsidiaries.

Contact Us

Broadwind Energy, Inc.
47 East Chicago Avenue, Suite 332
Naperville, IL 60540
Phone: +1.630.637.0315
investor@broadwindenergy.com
www.broadwindenergy.com

Independent Auditors

Grant Thornton LLP
Milwaukee, WI

Forward-Looking Statements: This Annual Report to Stockholders, including the statements made in the letter to stockholders from our Chief Executive Officer, includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995—that is, statements related to future, not past, events. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "anticipate," "believe," "intend," "expect," "plan," "will" or other similar words. These forward-looking statements involve certain risks and uncertainties that ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to the Company's SEC filings. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. All forward-looking statements are qualified in their entirety by this cautionary statement.

WWW.OCONNORDESIGN.COM

Executive Management

J. Cameron Drecoll
Chief Executive Officer

Jess Collins
Group President

Stephanie K. Kushner
Chief Financial Officer

Lars Moller
President, Technology and International

J.D. Rubin
Vice President,
General Counsel and
Secretary

Board of Directors

James M. Lindstrom
Chairman of the Board

J. Cameron Drecoll
Chief Executive Officer

Charles H. Beynon

William T. Fejes

Terence P. Fox

David P. Reiland


Broadwind
Energy

47 East Chicago Avenue
Suite 332
Naperville, IL 60540
+1.630.637.0315
broadwindenergy.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SW-COC-002529
© 1996 Forest Stewardship Council


Green
Power

The paper in this annual report contains 30% post consumer waste and was manufactured with electricity in the form of renewable energy.